Exhibit 99.74

PRESS RELEASE

AYA GOLD & SILVER REPORTS Q3 RECORD PRODUCTION OF 1.35M OZ AT ZGOUNDER, UP 29% QUARTER OVER QUARTER
Operational improvements across key metrics

Montreal, Quebec, October 15, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce record quarterly production, recoveries, and throughput at its Zgounder Silver Mine in the Kingdom of Morocco for the three-month period ended September 30, 2025.
Q3-2025 Operational Summary
•Record silver production of 1.35 million (“M”) ounces (“oz”), a 29% increase over Q2 2025, driven by higher throughput and improved grades.
•Ore processed averaged 3,326 tonnes per day (“tpd”), representing an 11% improvement over Q2-2025 and running 23% above nameplate capacity.
•Average head grade of 146 grams per tonne (“g/t”) silver (“Ag”).
•Recovery averaged 92.5%, reflecting optimized blending and circuit performance and exceeding feasibility study expectations.
•Sustained high mill availability at 96% underscoring consistent operational discipline and reliability.
“Zgounder delivered another exceptional quarter, achieving record Q3 production, recoveries, and throughput — all while improving grade,” said Benoit La Salle, President & CEO. “Our quarter-over-quarter gains highlight the strength of our team and the benefits of disciplined execution. Building on this quarter’s strong performance we continue to optimize operations, laying the foundation for a solid finish to the year and sustained momentum into 2026.”

Q3-2025 Summary Production Results

Production Metrics	Q3-2025	Q2-2025	Q3-2024	QoQ Variance
Silver production (oz)	1,346,882	1,042,317	355,927	29%
Ore processed (t)	305,964	273,471	83,352	12%
Average head grade (g/t Ag)	146	140	161	4%
Silver recovery (%)	92.5	86.5	83.0	6%
Mill availability (%)	95.9	98.2	96.0	(2%)
Mine production (t)	215,405	241,288	120,985	(11%)
Q3-2025 Operational Update
Underground development and stope sequencing advanced during the quarter, supporting an average mining rate of 1,276 tpd at 158 g/t Ag. Underground tonnage and grade have normalized, positioning the mine for sustained feed grades through year-end.
Open-pit operations during the quarter focused on stripping the northeast section, with waste movement proceeding as planned. Additional mobile equipment arriving in Q4 is expected to lift open-pit ore production above 2,000 tpd by Q1-2026. Blast-movement control and bench-by-bench modeling are expected to further enhance grade control.
Record throughput and recovery were achieved at the processing plant through improved blending, circuit optimization, and increased tailings-pumping capacity, allowing for steadier, higher-rate milling.
Aya expects continued operational improvement through Q4-2025. The mill is currently running above 3,700 tpd, and recoveries maintained above 90%. With over 150,000 tonnes of stockpiled ore available, Zgounder is well positioned heading into the end of the year.
The Corporation remains focused on maximizing cash flow, maintaining cost discipline, and advancing its growth pipeline, including the upcoming Boumadine preliminary economic assessment.
Q3-2025 Earnings Notice
Aya will release its third quarter 2025 results on Tuesday, November 11, 2025 before market opens. Management will host a conference call on the same day at 10 a.m. Eastern Time to discuss the Corporation’s financial and operational results.
Participants may join the conference call via webcast or by dialing-in as follows:
Webcast link: https://edge.media-server.com/mmc/p/c3khz6ry/
Instructions for obtaining conference call dial-in numbers:
1.Click on the following call link and complete the online registration form
https://register-conf.media-server.com/register/BIf9827859fc9640068b33ea03e905c834

2.Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.
3.Select a method for joining the call: a) Dial-In: A dial in number and unique PIN are displayed to connect directly from your phone; or b) Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.
The webcast replay will be archived and will be available for replay following the live call. Presentation slides that will accompany the conference call will also be posted on Aya’s website.
Qualified Person
The technical information contained in this press release have been reviewed and approved by Raphael Beaudoin, P. Eng, Vice-President, Operations, who is a “Qualified Person” as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective Anti-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO Benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “continue”, “sustained”, “position”, “expect”, “maximize”, “plan”, “strong”, “solid”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”,

“might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the capacity of the Corporation to achieve continued improved production results namely mining, milling, processing, recoveries and overall production, to optimize operations, to achieve a solid finish to the year, to create momentum for 2026, to sustain production and feed rates into Q4, to increase open-pit production in the coming months, for the blast-movement control and bench-by-bench modeling to enhance grade control, and its capacity to maximize cash flows. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability of the plant to operate per its designed and intended purpose, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.